Mail Stop 7010

July 26, 2006

Robert Dultz, Chairman and Chief Executive Officer
USCorp.
4535 W. Sahara Avenue, Suite 204
Las Vegas, NV 89102

        Re: USCorp.
                Registration Statement on Form SB-2
                Filed June 26, 2006
                File No. 333-135346

Dear Mr. Dultz:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. Please include in your risk factor "Dutchess Private Equities Fund LP will pay less than the prevailing market price…" a section detailing the risk that the

number of shares you issue in connection with a draw down under the periodic equity investment agreement will be based upon a discount to the then-prevailing market price and, as a result, the lower the stock price at the time of the draw down, the more common shares the shareholder will receive. To the extent that Dutchess Private Equities Fund as selling security holder receives and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Dutchess Private Equities Fund to receive even greater amounts of common stock, the sales of which would further depress the stock price.

3. Please add discussions reflecting the following risks, or advise us why you believe they are not appropriate:

    a. Liquidated damages and other penalties associated with the financing. For example, are there certain triggering events relating to the timetable for registration of the resale of the common stock that can cause additional payments and default events? You may wish to consider any delay penalty provisions such as the provision contained in Section 2 (g) of the Investment Agreement.

    b. Any covenants and other prohibitions restricting your business and actions, particularly a restriction on additional capital raising activities in the subscription agreement.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Tangela Richter, Branch Chief, at (202) 551-3685, or me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director